

13001007

No Act
P.E. 1/24/2013



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
MAR 14 2013
Washington, DC 20549

Received SEC
APR - 4 2013
Washington, DC 20549

March 14, 2013

Darren A. Dragovich
The Western Union Company
darren.dragovich@westernunion.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-13

Re: The Western Union Company
Incoming letter dated January 24, 2013

Dear Mr. Dragovich:

This is in response to your letter dated January 24, 2013 concerning the shareholder proposal submitted to Western Union by the NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 25, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 14, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Western Union Company
Incoming letter dated January 24, 2013

The proposal requests that the board create and implement a policy requiring consistent incorporation of corporate values into political and electioneering contribution decisions and to report specified information relating to electioneering or political contribution expenditures.

We are unable to concur in your view that Western Union may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Western Union may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jessica Dickerson
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**SANFORD J. LEWIS, ATTORNEY**

February 25, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Western Union on policy on political contributions incongruities, submitted by NorthStar Asset Management Funded Pension Plan

Ladies and Gentlemen:

NorthStar Asset Management Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of The Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 24, 2013, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(3).

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Darren A. Dragovich, Vice President and Senior Counsel, The Western Union Company.

**ANALYSIS**

This proposal arose because the Proponent observed apparent incongruities in Western Union political spending against core company values. Although the Company relies heavily on an immigrant customer bases, the Proponent observed that certain Western Union PAC campaign contributions supported politicians with notable anti-immigrant legislative records.

The Proposal in its resolve clause and supporting statement asks:

> **Resolved:** Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions.
>
> **Supporting Statement:** Proponents recommend that the report contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

The full text of the proposal is attached as Exhibit A. The Company asserts that the Proposal is excludable as impermissibly vague and indefinite as to how it should be implemented. If a politician is aligned with company values on one issue, but misaligned with the Company's values on another issue, what format should the report from the Company take? Should the company report on every incongruity, only the major ones, or only where a politician is entirely incongruent with company values?

This interpretation of how to go about implementing the proposal is inconsistent with the clear procedures stated in the Proposal.

**The language of the Proposal is clear.**

Despite the Company's argument about possible ways of implementing the Proposal, the literal language of the Proposal is clear:

- First, it requires the Company to develop a policy requiring consistent incorporation of corporate values into political and electioneering contribution decisions. This request is clear, because currently the Company appears not to have such a policy.

- Second, it requires quarterly reporting, listing all electioneering and political contribution expenditures during the quarter.

- Third, it requires the Company to go through each of these contributions and assess whether any of the individuals or issues funded raised an issue of incongruity with those corporate values. The exact mechanism for determining incongruity of those contributions rests in the discretion of management, but the important thing is for such an analysis to be performed, especially with regard to items that pose risks to the company's "brand, reputation or shareholder value." Would a single vote or action by a politician result in an "incongruity" finding? That is a common sense question that the shareholders can reasonably entrust to the management to assess.

- Finally, the report would state why an exception has been made for those contributions.

Each of these steps is clear and can be implemented by the management with common sense. Neither the shareholders nor the management, because we can assume that they operate on common sense, would be unclear about what was being voted on or how it would be implemented.

**The context of the Proposal clarifies the need for common sense implementation.**

The Company has gone out of its way to make a clear proposal seem vague. It even acknowledged at the beginning of its letter that "on its face" the notion that political or electioneering contributions must be congruent with corporate values "may seem uncomplicated." But then it goes on to muddy the waters by asserting that this issue is "fraught with indeterminacies." However, the greater indeterminacies occur in the absence of a company policy and practice on this issue, thereby placing the company in jeopardy.

As noted above, Proposal emerges out of the apparent failure of the Company to evaluate incongruities in its electoral and electioneering contribution practices and its core values and constituencies. The apparent failure of the company to evaluate incongruities has, as the Proposal whereas clauses makes clear, place the company in jeopardy of losing its core constituencies.

As Jason DeParle (*New York Times,* 22 Nov 2007) has written:

> Migration is so central to Western Union that forecasts of border movements drive the company's stock. Its researchers outpace the Census Bureau in tracking migrant locations. Long synonymous with Morse Code, the company now advertises in Tagalog and Twi and runs promotions for holidays as obscure as Phagwa and Fiji Day. Its executives hail migrants as "heroes" and once tried to remove a U.S. congressman because of his push for tougher immigration laws.

As highlighted in the proposal, Company – related political contributions have grown incongruous with its customer base and seeming pro-immigrant policies:

> Whereas, Western Union is committed to "foster[ing] a work environment of diversity and mutual trust," that is "characterized by respect and dignity for people," yet just since 2010, the Western Union Company Political Action Committee (WUPAC) gave to politicians including Congressmen David Dreier, Ed Royce, and Spencer Bachus who signed a legal brief in support of the State of Arizona's draconian law on immigration that even conservative presidential candidate Governor Rick Perry of Texas does not support because it would harm relations "with Mexico, our largest trading partner."
>
> WUPAC made contributions in the most recent 2011/2012 election cycle to seven additional candidates holding positions on immigration that are incongruent with Western Union's core business interests, including candidates opposed to a pathway to citizenship, voting against the Dream Act, and holding positions that have received ratings tantamount to a "sealed-border stance," with no rationale for the benefit of these electioneering contributions.
>
> Western Union has faced numerous boycotts and lawsuits based on predatory fees and unfair exchange rates, which have resulted in millions of company and shareholder dollars being spent on settlements. Challenging immigration through ill-considered political contributions may negatively affect Western Union's image and has potential to damage shareholder value.

The Proponent amplified this pattern of incongruity at last year's annual meeting in support of the current proposal as it appeared on the proxy in 2012:

> Why did over 30% of WUPAC's recipients in the past three years support attempts aimed at legislating English as the official language of the United States or specifically of the U.S. government, thereby restricting citizenship and access to our own customers?
>
> Our company states that "Western Union global corporate citizenship is our commitment to enrich the lives of global citizens by expanding economic opportunity." If that's true, why did WU PAC give funds to the 44% of its recipients that voted YES on building a fence along the Mexican border?

The current policy hole at the Company means that the Company is placing itself at risk of losing its core customers by failing to police its own political spending and how it may affect its reputation. The proposal relies on the Company's own governance process to identify and implement core company values in a comprehensive electioneering policy that protects the company's interests. Whenever a politician benefits from the largesse of Company or PAC donations, an evaluation would necessarily be undertaken to see whether that politician is supporting legislation or political causes inconsistent with the Company's core values. And then that analysis would appear in the relevant report, together with an explanation of why an exception was appropriate in that instance. As such, the proposal is not vague.

Therefore, we urge the Staff to find that this proposal is not excludable pursuant to Rule 14a-8(i)(3), and urge the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management Funded Pension Plan
Darren A. Dragovich, Vice President and Senior Counsel, the Western Union Company

**Exhibit A**
**Text of the Proposal**

**Congruency between Corporate Values and Political Contributions**

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Western Union should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Western Union serves many of the financial needs of immigrant populations, with a major presence in poor and racially diverse neighborhoods (Urban Institute, 2004);
Many immigrants rely on companies like Western Union to send money to their families. According to the World Bank, the total remittances to developing countries was estimated at $372 billion for 2011;

Whereas, Western Union is committed to "foster[ing] a work environment of diversity and mutual trust," that is "characterized by respect and dignity for people," yet just since 2010, the Western Union Company Political Action Committee (WUPAC) gave to politicians including Congressmen David Dreier, Ed Royce, and Spencer Bachus who signed a legal brief in support of the State of Arizona's draconian law on immigration that even conservative presidential candidate Governor Rick Perry of Texas does not support because it would harm relations "with Mexico, our largest trading partner."

WUPAC made contributions in the most recent 2011/2012 election cycle to seven additional candidates holding positions on immigration that are incongruent with Western Union's core business interests, including candidates opposed to a pathway to citizenship, voting against the Dream Act, and holding positions that have received ratings tantamount to a "sealed-border stance," with no rationale for the benefit of these electioneering contributions.

Western Union has faced numerous boycotts and lawsuits based on predatory fees and unfair exchange rates, which have resulted in millions of company and shareholder dollars being spent on settlements. Challenging immigration through ill-considered political contributions may negatively affect Western Union's image and has potential to damage shareholder value.

**Resolved:** Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions.

**Supporting Statement:** Proponents recommend that the report contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

WESTERN UNION

January 24, 2013

*Via Electronic Mail*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: The Western Union Company – Shareholder Proposal submitted by NorthStar Asset Management

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") submitted by NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") on December 5, 2012. The Company intends to omit the Shareholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Western Union excludes the Shareholder Proposal from its 2013 Proxy Materials for the reasons detailed below.

Western Union intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 17, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

## The Shareholder Proposal

The Shareholder Proposal includes the following language:



12500 E Belford Avenue, M21A2 | Englewood, CO 80112 | *www.westernunion.com*

"Resolved: Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions."

A copy of the Shareholder Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

**Analysis**

**The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.**

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B; *see also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal contains two essential prongs. First, it requests that the Company implement a policy requiring that all of the Company's political and electioneering contribution decisions be congruent with Western Union's corporate values. Second, it asks the Company to publish a quarterly report that identifies any "issue[s] of incongruency" between such contributions and the Company's corporate values. As set forth in further detail below, the Proposal (A) does not describe or define in any meaningfully determinate way how the Company should decide whether a political or electioneering contribution is incongruent with the

Company's values, and (B) as a consequence, it leaves the composition of the requested report open to several plausible, but radically differing, interpretations.

**A. The Proposal is Excludable Because it Fails to Adequately Describe Its Key Substantive Provision.**

If a proposal provides a standard or criterion by which a company is supposed to measure its implementation of the proposal, that standard must be clear to both the company and its shareholders. The Staff has consistently found that when proposals fail to adequately describe or make clear the very standard by which the company is supposed to measure its implementation of the proposal, that proposal may be excluded as vague and indefinite. *See, e.g., Dell Inc.* (March 30, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought proxy access for shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required); *Sprint Nextel Corp.* (March 7, 2012) (same). This rule holds true, for example, when the proposal requests a report on political and electioneering contributions and yet fails to clarify a specified criterion for the report. *See, e.g., AT&T Inc.* (February 16, 2010) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term). And a proposal is still impermissibly vague and indefinite even when it identifies a definite external standard for implementing the proposal but merely provides that the company's actions must be "consistent with" that standard. *See Occidental Petroleum Corp.* (March 8, 2002) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that asked that company to "adopt and implement" a policy "consistent with the Voluntary Principles on Human Rights in the Oil, Gas, and Mining Industries"). Each of these variations on the test for vague and indefinite language demonstrates why exclusion is warranted for the Proposal's failure to define or describe how congruence or incongruence should be determined.

On its face, the notion that a political or electioneering contribution must be congruent with corporate values may seem uncomplicated, but its application is fraught with indeterminacies. The Proposal has identified certain written policies from which the Company is to define its corporate values, but it is silent on how the Company should determine whether a contribution is congruent or incongruent. In the absence of direction on this point, the Company would really have no idea how to proceed, especially with respect to political or electioneering contributions for individual politicians because every politician holds innumerable policy views of varying nuance, some of which may be considered congruent with a written policy identified by the Proponent while others may not be. For example, the Proponent identifies Western Union's "Our Code of Conduct" as one of the written policies that defines the Company's corporate values. The Proponent notes that the document calls for "diversity and mutual trust" and then extrapolates that to mean that it would be incongruent to contribute to politicians who favor stricter immigration policies. But that document also states that some of the Company's most important assets are its intellectual property and that "the Company's continued success depends on the careful development, use and protection of our intellectual property." Suppose Politician A is the most widely recognized champion in Congress of laws protecting the intellectual property upon which the Company's continued success depends; his support is fundamental to the successful passage of any such laws. But what if Politician A has also expressed general support for building and extending security fences and surveillance technology on the U.S.–Mexico border, although he has never drafted a bill relating to or campaigned on the issue? Should the Company identify a general, undifferentiated contribution to the re-election campaign of Politician A as incongruent with the corporate value identified by the Proponent, or should it consider its contribution congruent with Company values identified in other parts of "Our Code of Conduct"?

The Proposal simply does not provide any guidance about what meaning should be given to congruence versus incongruence when distinct policies are at issue in, for example, a single contribution to an individual politician. This underscores one of the fundamental problems of the Proposal. Its congruence metric does not distinguish between issue-specific contributions, which can be individualized, and contributions to candidates, whose collective views cannot necessarily be disaggregated. Even if a political or electioneering contribution could be made to a politician who campaigned on and voted on a sole political issue, it is entirely unclear how the Company is supposed to determine at what point, along a broad spectrum of nuanced positions within that issue, a politician's view becomes unacceptably incongruent. What if Politician B supports the Dream Act and a pathway to citizenship for undocumented workers but also supports the e-Verify program and a policy prohibiting the same undocumented workers from obtaining a state driver's license? Assuming, *arguendo*, the Proponent's interpretation of Company values vis-à-vis immigration policies is correct, would a donation to Politician B's re-election campaign be congruent or incongruent? The Proposal does not and cannot answer these questions because of the vague and indefinite nature of its key substantive provision.

**B. The Proposal is Excludable Because it is Subject to Multiple Interpretations with Respect to the Report That is Central to its Implementation.**

As a consequence of the indeterminacy of what the Proponent means by an "issue of incongruency," there are at least three varying actions that could be taken by the Company with respect to the requested report, each of which could differ significantly "from the actions envisioned by the shareholders voting on the proposal." Staff precedent indicates that a proposal is excludable pursuant to Rule 14a-8(i)(3) when a material provision is subject to multiple interpretations. *See, e.g., Fuqua Industries, Inc.* (March 12, 1991) (concurring in the exclusion of a proposal where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal"); *Peoples Energy Corp.* (November 23, 2004, *recon. denied* December 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was subject to multiple interpretations); *International Business Machines Corp.* (February 2, 2005) (concurring in the exclusion of a proposal regarding executive compensation because the identity of the affected executives was subject to multiple interpretations). Shareholders and/or the Company could envision that the report requested by the Proposal should be approached in any one of the following ways:

1. The report could identify only a small number of contributions limited to those contributions made to organizations and individuals whose positions on immigration policy differ from those of the Proponent as outlined in the Proposal's supporting materials. Because the entire policy focus of the Proposal

is on immigration-related issues, the Company may reasonably assume that the thrust of the requested report would be to identify and explain when and why the Company contributes to the campaigns of individuals whose stance on immigration policy focuses on border control and enforcement.

2. The report could identify as incongruent with Company values every single contribution made by the Company to any organization or individual. Members of Congress, state legislators, and other federal, state and local officials to whom Western Union may make direct or indirect political or electioneering contributions offer a nearly endless record of votes cast, opinions authored, briefs signed, speeches made, and support or opposition voiced for any number of policies. According to the U.S. Congress Votes Database (available at http://projects.washingtonpost.com/congress/), over 1,600 votes were cast by the U.S. House of Representatives alone in the 112th Congress. Within this practically limitless record for each government official to whom the Company has directly or indirectly contributed, the Company would almost certainly find at least one matter on which the official has expressed support for or opposition to a policy in a way that may be construed as incongruent with one or more Company values. That is, the Company may reasonably interpret the Proposal as an expression of shareholder sentiment that if the Company is going to make any political or electioneering contributions, it should rigorously examine and be aware of every potential policy outcome its money might indirectly advance, and the shareholders, in turn, should be made aware of each such potential policy outcome that might conflict with one or more Company values.

3. The report could identify a null set of incongruent contributions. Many voting shareholders might expect, and the Company could certainly argue, that Western Union always incorporates its values into its political and electioneering contribution decisions. By their very nature, the contributions the Company makes are an expression of its values. For example, the Company may contemplate that, irrespective of one or more outlying issues, if Western Union makes a political or electioneering contribution, it is because the Company has determined that the politician's views, on the whole, are fundamentally in line with the written policies and values of the Company. The Company would not, therefore, consider any such expenditure an "issue of incongruency."

As such, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what should or should not be disclosed in the requested report as an "issue of incongruency."

The Proponent will, no doubt, argue that the Staff has previously considered and rejected arguments based on Rule 14a-8(i)(3) to exclude similar proposals submitted by the Proponent to Intel Corporation in 2012 and to Home Depot in 2011. *See Intel Corporation* (February 23, 2012); *The Home Depot, Inc.* (March 25, 2011). The core of the argument in those two letters, however, was quite different. In *Home Depot*, the Proponent asked the company to offer an annual proposal providing, among other things, an "analysis of potential issues of congruency with stated company values or policy" and an advisory shareholder vote on the company's policies and electioneering contributions. The company's sole argument pursuant to Rule 14a-8(i)(3) was that it was unclear what the advisory vote would address and how a given vote outcome should be interpreted. In *Intel Corporation*, the company similarly argued that the advisory vote requested by the Proponent made the proposal vague and indefinite. Intel also contended that the Proponent had failed to define or identify the company values and policies by which the company should measure congruency. None of those points are at issue here. Unlike *Home Depot*, the Proposal does not call for an advisory vote. And contrary to the arguments in *Intel Corporation*, the fundamental issue is not about deciding which written policies will define *the* company values. That can be determined given enough specificity in the proposal. Rather, the fatal flaw, as argued above, is that even if the Company were given a limited set of documents defining its corporate values, it would nevertheless be impossible for the Company or any shareholder to determine with reasonable certainly exactly what constitutes sufficient incongruence with those values. *Intel Corporation*, *Home Depot*, and other similar precedent letters, are therefore inapposite.

**Conclusion**

Based on the foregoing, I respectfully request your concurrence that the Shareholder Proposal may be excluded from Western Union's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (720)-332-5711.

Very truly yours,



Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

cc: Julie N.W. Goodridge

**<u>Exhibit A</u>**
**Proponent's Submission**

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT


RECEIVED
DEC 06 2012
WU

December 5, 2012

John R. Dye
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dye:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of The Western Union Company common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create and implement a policy regarding congruency between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Western Union to create and implement a policy regarding congruency between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

## Congruency between Corporate Values and Political Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Western Union should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Western Union serves many of the financial needs of immigrant populations, with a major presence in poor and racially diverse neighborhoods (Urban Institute, 2004);

Many immigrants rely on companies like Western Union to send money to their families. According to the World Bank, the total remittances to developing countries was estimated at $372 billion for 2011;

Whereas, Western Union is committed to "foster[ing] a work environment of diversity and mutual trust," that is "characterized by respect and dignity for people," yet just since 2010, the Western Union Company Political Action Committee (WUPAC) gave to politicians including Congressmen David Dreier, Ed Royce, and Spencer Bachus who signed a legal brief in support of the State of Arizona's draconian law on immigration that even conservative presidential candidate Governor Rick Perry of Texas does not support because it would harm relations "with Mexico, our largest trading partner."

WUPAC made contributions in the most recent 2011/2012 election cycle to seven additional candidates holding positions on immigration that are incongruent with Western Union's core business interests, including candidates opposed to a pathway to citizenship, voting against the Dream Act, and holding positions that have received ratings tantamount to a "sealed-border stance," with no rationale for the benefit of these electioneering contributions.

Western Union has faced numerous boycotts and lawsuits based on predatory fees and unfair exchange rates, which have resulted in millions of company and shareholder dollars being spent on settlements. Challenging immigration through ill-considered political contributions may negatively affect Western Union's image and has potential to damage shareholder value.

**Resolved:** Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions.

**Supporting Statement:** Proponents recommend that the report contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

**Exhibit B**
**Correspondence**

WESTERN UNION

December 13, 2012

VIA FEDERAL EXPRESS

Julie N.W. Goodridge
NorthStar Asset Management, Inc. Funded Pension Plan
P.O. Box 301840
Boston, MA 02130
Tel: (617) 522-2635
Fax: (617) 522-3165

Re: Shareholder Proposal for the 2013 Annual Meeting

Dear Ms. Goodridge:

On December 6, 2012, The Western Union Company (the "Company") received by mail your letter postmarked December 5, 2012. Included with the letter was a proposal (the "Proposal"), submitted by you on behalf of NorthStar Asset Management, Inc. Funded Pension Plan ("NorthStar"), intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that NorthStar has been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), NorthStar must therefore prove its eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of its stock (usually a broker or bank) verifying that it has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including December 5, 2012, which is the date you submitted the Proposal; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by NorthStar with the Securities and Exchange Commission (the "SEC") that demonstrates its ownership of the requisite number of shares for at least the one-year period prior to and including December 5, 2012 (i.e., the date you submitted the Proposal), along with a written statement that (i) NorthStar has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2013 Annual Meeting.

CHI 7246049v.2

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

NorthStar can confirm whether its broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If NorthStar's broker or bank is a DTC participant or an affiliate of a DTC participant, then it will need to submit a written statement from its broker or bank verifying that, as of the date its letter was submitted, it continuously held the requisite amount of securities for at least one year. If its broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, it will need to ask its broker or bank to identify the DTC participant through which its securities are held and have that DTC participant provide the verification detailed above. NorthStar may also be able to identify this DTC participant or affiliate from its account statements because the clearing broker listed on its statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know NorthStar's holdings, NorthStar can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time its proposal was submitted, the required amount of securities was continuously held for at least one year: one statement from its broker confirming NorthStar's ownership and one from the DTC participant confirming the broker's ownership.

NorthStar has not yet submitted evidence establishing that it satisfies these eligibility requirements. Please note that if NorthStar intends to submit such evidence, its response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date it receives this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (720) 332-5711 or by email at Darren.Dragovich@westernunion.com.

Very truly yours,



Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

**Exhibit A**

**Rule 14a-8**

**§ 240.14a-8 Shareholder proposals.**

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

**<u>Exhibit B</u>**

**SLB 14F**





**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

Home | Previous Page Modified: 10/18/2011

**Exhibit C**

**SLB 14G**





Division of Corporation Finance
Securities and Exchange Commission

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

Home | Previous Page Modified: 10/16/2012



SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 14, 2012

Darren A. Dragovich
Vice President and Senior Counsel
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dragovich:

Thank you for your letter in response to our shareholder proposal filed on December 5, 2012. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in The Western Union Company for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 6, 2012

John R. Dye
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dye:

MorganStanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of December 5, 2012, the NorthStar Funded Pension Plan held 770 shares of The Western Union Company common stock valued at $9,917.60. MorganStanley has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since December 5, 2011 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.